

Mail Stop 7010

June 20, 2007

via U.S. mail and facsimile

Mr. Patrick J. Dyson
Chief Financial Officer
Spear & Jackson, Inc.
12012 Southshore Boulevard, Suite 103
Wellington, FL 33414

       RE: Spear & Jackson, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2006
             Filed January 16, 2007
             File No. 000-32013

Dear Mr. Dyson:

      We have completed our review of this filing and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

                      Sincerely,

                      Terence O'Brien
                      Accounting Branch Chief